December 16, 2024

Anjun Bose
Chief Executive Officer and President
Cytonics Corporation
658 West Indiantown Road, Suite 214
Jupiter, FL 33458

       Re: Cytonics Corporation
           Offering Statement on Form 1-A
           Filed November 19, 2024
           File No. 024-12533
Dear Anjun Bose:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover Page

1.     We note your disclosure that the    Total Maximum with processing fee
price to
       public    row includes the processing fee paid by investors, but it
appears that you use
       the $3.00 price per share as opposed to the $3.105 price per share when calculating the total maximum amount of $24,000,000. Revise to disclose the total maximum offering amount with the processing fee or explain how the $24,000,000 amount takes such fee into account. Please also confirm your understanding that your compliance with Rule 251(d)(2)(i)(C), when applicable, should be calculated inclusive of any fees paid by investors in connection with their investment.
Offering Circular Summary
The Company, page 6

2. Please revise to disclose the current stage of development of CYT-108, briefly describe the additional steps necessary to commercialize your product candidate and state your clinical trial results may not support continued development of CYT-108.
 December 16, 2024
Page 2

       Please similarly revise your Business section to describe the additional steps necessary to commercialize CYT-108.
3. We note your disclosure that you expect that the expenses of the offering will be approximately $6,000,000. We further note your disclosure on page 27 indicating that assuming a maximum cash raise of $20,000,000, the net proceeds of the offering would be approximately $17,000,000, inclusive of commissions, processing fees and additional expenses. Please reconcile your disclosure or advise.
The Current Offering, page 6

4. Please revise here and elsewhere, as necessary, to clearly state whether your outstanding shares of preferred stock will be converted into common stock in connection with the offering. Please also clarify whether you intend to obtain waivers of the pre-emptive rights referenced on page 17 prior to the commencement of this offering. With reference to your disclosure on page 53, please also revise this section to disclose the number of options you have outstanding and their exercise prices.
Dilution, page 20

5. Please tell us and revise your filing to provide a detailed computation of the
       22,758,963 "shares issued and outstanding as of June 30, 2024" assuming the sale of $5 million, $10 million, and $15 million raised in this offering and reconcile this to the shares outstanding on page F-4.
Plan of Distribution
Perks and Additional Bonus Shares, page 25

6.     We note that you are offering certain perks such as a conversation with
Gaetano
       Scuderi and a free APIC treatment comprised of your    FDA-approved
therapy for
       osteoarthritis,    and that you    will cover the cost of the APIC kit
plus the physician   s
       visit fee.    Please revise to reconcile with your disclosure that you
 are of the opinion
       that these perks do not have any cash value and do not alter the sales price or cost
       basis of the securities in this offering.    In connection therewith,
revise to provide the
       basis for your statement that your provision of the APIC treatment does not have any cash value. In this regard, your disclosure on page F-10 indicates that you generate your revenue in-part from such treatment program. Refer to the note to paragraph (A)
       of Rule 251 of Regulation A.

       In connection therewith, we also note your disclosures regarding the Bonus Shares for certain investors, including that certain investors may receive between 5% to 20% in
       Bonus Shares,    which effectively gives them a discount on their
investment.    Please
       explain how your offering of Bonus Shares, together with such perks, will comply with Rule 251(d)(3)(ii) of Regulation A.
Use of Proceeds to Issuer, page 27

7. We note your statement that you anticipate needing approximately $10,000,000 for your Phase 2 trial. However, your table presenting estimated expenses shows $13,900,000 in Phase 2 clinical trial expenses if the maximum offering amount
       is raised. In addition, you state on page 31 that you intend to enter into a strategic
 December 16, 2024
Page 3

      partnership to fund the next valuation inflection, a Phase 2 clinical trial. Please reconcile your disclosure or advise. In your revisions, please clarify the amount of funds anticipated to be required to complete your planned Phase 2 trial.

      We further note your statement that you expect you will be able to still reach your
      "objectives" with 60% success in the offering. Please revise to clarify these objectives.
Overview, page 28

8.    Please provide the basis for your statement that    CYT-108 holds the
potential to be
      the first and only treatment capable of modifying the course of this debilitating
      disease.    To the extent this claim is based on management's belief,
please so state.
      Alternatively, please remove this statement.
9.    Please revise the discussion of your notable milestones as follows:

             Disclose the date(s) of the NIH grants and the product candidate(s) to which they relate; and
             disclose the date of Johnson & Johnson Development Corporation's investment in your company.
The Company's Business, page 28

10. Please revise this section to disclose and discuss the relevant regulatory regimes affecting the development and commercialization of your products. Refer to Item
      7(a)(2) of Form 1-A.
Alpha-2-Macroglobulin ("A2M") and Variant CYT - 108, page 30

11. Please revise to summarize the preclinical data generated to date in support of the development of CYT-108. In your revisions, please disclose when you conducted preclinical studies and summarize their results.
12. Please revise to briefly describe the trial design of your Phase 1 clinical trial for CYT-
      108 and the primary and secondary endpoints.
APIC, page 30

13.   Please revise to remove the statement that your approved APIC therapy
de-risks    the
      development of CYT-108 as many of the risks regarding development of the product candidate are not within your control.
Material Agreements, page 31

14. Please revise this section to provide the following disclosure regarding your material agreements:
          Whether the A2MCyte, LLC agreement has expired;
          the termination provisions for the agreements with Christie Medical Holdings and
          Astaria Global, LLC;
          the royalty term for the agreements with Christie Medical Holdings and Astaria
          Global, LLC; and
 December 16, 2024
Page 4

             the royalty percentage for the agreement with Christie Medical Holdings.
Intellectual Property, page 33

15. Please revise to disclose the expiration dates for your issued and pending patents.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 43

16. Please expand your discussion of operating results to provide an analysis of the changes in revenue, professional fees and other general and administrative expense for the annual and interim periods presented. Refer to the requirements in Instruction 2. and 3. to Item 9(a) of Form 1-A. In this regard, revise your disclosure to
       separately quantify and explain the nature of the research and development expenses.
Liquidity and Capital Resources , page 44

17. We note your disclosures throughout the filing that there is substantial doubt about your ability to continue as a going concern. Given the disclosure that your expenses have exceeded your revenues, please expand the liquidity disclosure (both short and long term) to include a description and evaluation of your internal and external sources of liquidity. If you have identified a material deficiency in liquidity, indicate the course of action that you have taken or propose to take to remedy the deficiency.
       Refer to Item 9(b) of Form 1-A.
Issuances of Equity
Regulation CF Offerings, page 45

18.    We note your disclosure on page 45 states that    [f]rom April 2022 to
the date of this
       Offering Circular, the Company has conducted four separate offerings under
       Regulation CF.    Please revise to clarify if the Series C Preferred
Stock offering from
       January to March 2024 was conducted pursuant to Regulation CF.
19. We note your disclosure on page 45 indicating that in January through March 2024 you initiated a Series C Preferred Stock offering which resulted in gross proceeds of approximately $2.11 million. We further note your disclosures on pages 44 and F-15 indicating that during the first half of 2024, you raised $2,661,181 from the issuance of Series C Preferred Shares. Please reconcile your disclosures or advise. To the extent that these disclosures are referencing separate offerings, please revise your disclosure accordingly.
Compensation of Directors and Executive Officers, page 52

20. We note you only disclose compensation for two individuals. Please revise to provide compensation for the three highest persons who were executive officers or directors during your last completed fiscal year. Refer to Item 11(a) of Form 1-A. Condensed Consolidated Balance Sheet , page F-2

21. Please include a footnote to the financial statements regarding the nature of the Subscription Receivable. Clarify in the footnote why classification in the balance sheet is appropriate. In this respect, please consider the guidance in Staff Accounting
 December 16, 2024
Page 5

       Bulletin Topic 4:E.
Note 7. Stockholders' Equity
Stock Options, page F-14

22. We note on pages F-16 and F-18 that you have granted stock options during the six months ended June 30, 2024 and subsequent to June 30, 2024. Please explain to us how you determined the fair value of the common stock underlying these issuances and the reasons for any differences between the recent valuations of your common stock leading up to the $3 estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Andrew Stephenson, Esq.